Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GREENLANE HOLDINGS, INC.

Greenlane Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:

A.	The name of the Corporation is Greenlane Holdings, Inc.

B.	The date of filing of the original Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware is May 2, 2018.

C.	This Certificate of Amendment to the Restated Certificate of Incorporation was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”) and has been duly approved by the stockholders of the Corporation.

D.	Article IV of the Amended and Restated Certificate of Incorporation is hereby further amended by deleting Subsection A in its entirety and inserting the following in lieu thereof:

The total number of shares of all classes of stock that the Corporation is authorized to issue is one billion eight hundred forty million (1,840,000,000), consisting of (i) one billion eight hundred million (1,800,000,000) shares of Class A common stock, with a par value of $0.01 per share (the “Class A Common Stock”); and (ii) thirty million (30,000,000) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”); and (iii) ten million (10,000,000) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”). Effective upon the effectiveness of the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), each eight (8) shares of Common Stock issued immediately prior to the Effective Time shall be reclassified, changed and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares of Common Stock shall be issued to any holder in connection with the Reverse Stock Split and in lieu thereof, any stockholder who otherwise would be entitled to receive fractional shares of Common Stock (taking into account all shares of capital stock owned by such stockholder) shall be entitled to receive cash (without interest or deduction) equal to the fraction of one share of Common Stock to which such stockholder would otherwise be entitled multiplied by the closing price of the Common Stock as reported on the Nasdaq Capital Market on the trading day immediately preceding the date prior to the date of the Effective Time. Each certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time (“Old Certificates”), shall, from and after the Effective Time, represent that whole number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been reclassified, changed and combined, subject to the treatment of fractional shares as described above.”

E.	This Certificate of Amendment shall be effective at 12:01 a.m. Eastern Time on April 6, 2026.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of April 2, 2026.

By:	/s/ Jason Hitchcock
Name:	Jason Hitchcock
Title:	Chief Executive Officer